Mail Stop 3561
      June 23, 2005

Douglas Field, Esq.
General Counsel
Boardwalk Pipelines, LLC
3800 Frederica Street
Owensboro, Kentucky 42301

      Re:	Boardwalk Pipelines, LLC
		Registration Statement on Form S-4
      Filed May 24, 2005
		File No. 333-125201
      Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 18, 2005
	File No. 333-108693-01

      Texas Gas Transmission, LLC
      Form 10-K for Fiscal Year Ended December 31, 2004
	Filed March 18, 2005
		File No. 1-4169

Dear Mr. Field:

      We have limited our review of your filings to those issues we have addressed in our comments. Where a comment below requests additional disclosures or other revisions to be made to your annual reports filed on Forms 10-K, please include them in your future filings including interim periods where applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Boardwalk Pipelines, LLC Form 10-K for Fiscal Year Ended December
31,
2004

General
1. Please include page numbers in all future filings.

Management`s Narrative Analysis of the Results of Operations
2. Please consider revising your table of contractual cash obligations in future filings to include the estimated interest payments on your debt. Because the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements.

Quantitative and Qualitative Disclosures about Market Risk
3. We note that certain volumes of gas stored underground at Gulf South are reflected at fair value and subject to commodity price risk. Please provide the quantitative and qualitative disclosures
about market risk due to changes in commodity prices.   Such
analysis
should include the potential loss in future earnings, fair values or cash flows of your market risk sensitive instruments. Refer to Item
305 of Regulation S-K.

Note 2.  Accounting Policies

Gas in Storage and Gas Receivables/Payables
4. We note that you have underground gas in storage which is utilized for system management and operations balancing, as well as for certain tariff services including firm, interruptible no-notice storage services and parking and lending services. Consistent with the above, certain of these volumes are necessary to provide for storage services which allow third parties to store their own natural gas in the pipelines` underground facilities. If, as we believe, the volumes that are necessary to provide for storage services remains in the storage facility to provide sufficient pressure to maintain system integrity, tell us if you record such volumes at historical cost or otherwise. If you record this base gas at fair value, please provide us the applicable accounting literature to support such treatment. We may have further comment.

Property, Plant & Equipment
5. You disclose that Texas Gas` depreciation is provided primarily on the straight-line method over estimated useful lives of 5 to 56 years and Gulf South depreciates its assets over the respective useful lives which range from 3 to 35 years. Please disclose the weighted average useful lives related to each category and amount of depreciable asset class.

Note 3. Commitments and Contingencies
6. In connection with your acquisition of Gulf South, you recorded a
$12.8 million environmental liability for expected remediation costs.
We note that Gulf South is continuing to conduct environmental assessments and implementing a variety of remedial measures that may result in an increase or decrease in the total estimated costs.
We
believe that environmental liabilities typically are of such significance that detailed disclosures regarding judgments and assumptions underlying the recognition and measurement of the liabilities are necessary to prevent the financial statements from being unclear and to inform readers fully regarding the range of reasonably possible outcomes that could have a material effect on your financial condition, results of operations, or liquidity.

Please refer to Staff Accounting Bulletin Topic 5:Y and consider the following disclosures:

* Your expectations with respect to completing the related environmental assessments within the allocation period;

* Circumstances affecting the reliability and precision of loss estimates;

* The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

* Whether, and to what extent, losses may be recoverable from third parties;

* The period in which claims for recovery may be realized;

* The likelihood that claims for recovery may be contested;

* The timing of payments of accrued and unrecognized amounts;

* The material components of the accruals and significant assumptions underlying estimates;

* Mandated expenditures to remediate previously contaminated sites;

* Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular environmental sites that are individually material;

* The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites.

Note 5. Employee Benefits
7. Please explain to us how you calculate the market related value of
plan assets as that term is defined in SFAS 87.   Since there are
alternative ways to calculate the market value of plan assets and it has a direct impact on your pension expense, we believe you should disclose how you determine this amount in future filings.

Note 8. Major Customers and Transactions with Affiliates
8. Your operating revenues from major customers expressed as a percentage of total revenues for the year ended December 31, 2004 appears to be incorrect. Please revise or advise accordingly.

Texas Gas Transmission, LLC Form 10-K for Fiscal Year Ended
December
31, 2004
9. Please revise to comply with the above comments as applicable.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that the filing includes all information required under the
Securities Act of 1933 and they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact John Cannarella, Staff Accountant, at (202)
551-
3337, or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333 or me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Emanuel Faust, Jr., Esq.
	Dickstein Shapiro Morin & Oshinsky LLP
	Fax:  (202) 887-0689
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Douglas Field, Esq.
Boardwalk Pipelines, LLC
June 23, 2005
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